Exhibit No. 99
LETTER TO SHAREHOLDERS
An Auto Insurance Commercial Every Fourteen Seconds! This was an interesting factoid gleaned recently during the course of evaluating advertising agencies. Without validating the claim, directionally it captures one of the most observable macro changes in our industry over the past few years. In 2006, few consumers escaped an auto insurer’s message as just about every conceivable impression space has been used to capture consumers’ interest. Why now? What’s changed?
Three years ago, I wrote that 2003 would be the second year of underwriting profitability in the auto insurance industry for the past 25. Since then, the industry has gone on to four consecutive years of underwriting profitability. Based on where we start 2007, the odds look good for a “five-peat” (I hope that’s not trademarked!). With favorable underwriting results and a stable outlook, the competition for consumers has increased dramatically. With consumers in demand, price pressure was sure to follow. While simple characterizations about pricing don’t capture individual market and segment level detail, a second notable macro change is that the industrywide earned premium for 2006 may well be lower than 2005, a first in at least 25 years.
Under these market conditions 2006 was a good, not great, year for Progressive. Our calendar-year underwriting profit margin remained exceptionally strong at 13.3%, still far outstripping our long-term target of 4%. Combined with investment returns for the year, net income was up 18% over last year to $1.65 billion, or up 21% to $2.10 per share. Our return on shareholders’ equity was 25.3%, consistent with our five-year average. Less exciting was the slow growth in premiums, which on a written and earned basis grew about 1% and 3%, respectively. Our growth in policies, my preferred measure, tells much the same story, with our Personal Lines book increasing 3% and Commercial Auto about 7%. I’ve said many times that our culture thrives on profitable growth, and while understandable given market conditions, these growth numbers and trends do not meet our expectations.
MARKET CONDITIONS
The well-documented reduction in claims frequency over what is now several years is clearly the underlying driver of industrywide favorable results and limited upward pressure on premiums. At this time last year, I reported that our view continued to be that we would slowly return to more normal operating margins by allowing expected increases in severity, and potentially frequency, to absorb the margin in excess of our target rather than immediately price it away. That forecast, at least in the months that followed, proved to be incorrect. Since no significant change in frequency or notable acceleration in severity appeared to emerge, our view of the future and our game plan needed re-evaluation. At the annual investors’ meeting, I announced that our efforts to fully explain and calibrate frequency reductions, while interesting, had been inconclusive. Obvious contributors of decreased frequency include vehicle safety, road design, driver education, more vehicles per household, and gas price fluctuations, but the amalgamation of these factors does not lend itself easily to a reliable forecast. What is more apparent to us now is that these drivers were, in many cases, structural changes and distinguishable from the observable insurance cycle. The prospect for future advances, especially in vehicle safety, suggest that even further reductions in frequency and injury severity are plausible, though difficult to forecast.
We also assessed that failing to respond to stepped-up advertising efforts and the increased potential for our customers to search for lower prices in the marketplace when we could profitably meet or beat competitive offers, was no longer the correct strategy. While rates for a majority of consumers were relatively stable, marketing messaging was at an all-time high. Unlike other industries, our marketing efforts are unlikely to create increased overall demand, rather the expected outcome is more about moving around the available pool of consumers. Conscious that not all price reductions result in good trade-offs, we challenged ourselves to assess our market pricing relative to our goal of a 96 combined ratio and to make trade-offs that were acceptable and smart. Accordingly, we placed increased emphasis on competitive pricing for our current customers to ensure their likelihood of staying with us.
This reassessment of frequency and severity trends in our business means we will “play-it-as-we-see-it” and, more importantly, we are prepared to react quickly when we see a change. Our personal auto policy periods are short, providing greater flexibility to price correctly. Our controls and analytic review of profitability by sub-segments of our book are robust. We believe our ability to recognize trends is better than our ability to predict them, and our product management, technology and operational groups are all capable of reacting quickly. We are at our best when the market conditions require nimbleness. Each of our product lines has acted on the reassessed game plan and a review is provided in the Operations Summary section provided later in this report.
STRATEGIES AND EMPHASIS
Long before 2006 started, we recognized that growth, and the attendant issues in managing growth, would not be the primary focus for the year but rather we would give maximum effort to key initiatives we believed would shape the company for the future and, in some cases, provide a distinct competitive advantage. We concentrated on claims, developing a marketing culture and focusing on long-term customer satisfaction that will lead to increased retention.
Claims   Our emphasis on quality claims handling and superior customer experiences continues to meet our expectations, and I never tire of reporting that year-after-year our assessments on both measures exceed prior highs. Going forward, our emphasis will be to ensure quality and service levels are maintained in balance with a cost structure that contributes to, and strengthens, our market competitiveness.
Our biggest strategic contribution to facilitating this balance took a huge step forward in 2006 with the opening of 29 new concierge claims centers. We now operate 53 such claims centers nationally in 41 metropolitan markets. Long-term followers of Progressive know that this initiative has gone from concept, to market test, to a 20 operation burn-in period to, now, full-scale deployment. Each phase tested our thesis that this concept is capable of creating a really meaningful and valued change in the consumer experience, while reducing the frictional costs associated with claims handling, all while leveraging our scale to economic and competitive advantage. I could not be more pleased that we have now reached a market penetration where we can declare and advertise that this is our primary approach to damage assessment and facilitation of repair in a growing number of markets. We will incorporate this distinctive offering as part of our ongoing advertising and brand communication.
Marketing Culture   I have said that as a business we are good at three things that really matter: allocating costs between consumers in ways that best match their expected costs; managing the claims and administrative costs that must ultimately be allocated; and providing superior consumer experiences. In 2006, we added the need to become equally good at marketing as we are in other skill areas to the “things-that-really-matter” list. We have good reason to be pleased with how the Progressive brand has developed in the last decade or so, but as with all things that show opportunity for improvement, we took stock of the relevance of our message and actions in today’s marketplace. In doing so, we saw opportunities to advance in many areas ranging from market intelligence gathering, to consumer feedback, to consistency of brand communication, to retailing of product features, to a more effective use of our skills and talents. In the latter part of 2006, we dedicated resources to take a pragmatic look at all marketing and brand activities, and to confirm or amend as necessary the foundation of our brand and consumer promise. A few highlights are important to share.
Perhaps the most significant finding is the powerful association consumers and agents have with the Progressive name. Our 2004 introduction of our Agency Business brand, Drive® Insurance from Progressive had, for some, de-emphasized Progressive and created unintended separation from our claims service. In response, in February 2007, we announced that we repositioned the Progressive name in the name of all products we sell, allowing agents to more effectively leverage the power of the Progressive name as our single brand name. Progressive Drive Insurance is the name of the private passenger auto product sold through independent agents. This preserves the agent-specific product identity for our private passenger auto product that we desire, while increasing the emphasis on the Progressive name. Progressive Direct is the name used for the private passenger auto product sold directly by the company online and by phone. Progressive Commercial, Progressive Motorcycle, Progressive RV, Progressive Boat, etc. are the names of our non-private passenger auto products sold by agents and directly. A change of this nature was not something we expected so soon after market introduction of the Drive name, but with an increasing focus on our concierge claims service and other aspects of the Progressive brand, we wanted all customers to associate with the Progressive name and have our agents offer to their customers one more strong reason to buy Progressive.
The images in this report are those of real customers, reinforcing that a marketing culture for us starts with respect for the customer and an increased appreciation of the relevance of our product and what works and what doesn’t.
It’s about you. And it’s about time.SM is our new advertising tag line, but it’s much more than that; it’s a positioning we will challenge ourselves to live up to.
Our work around reaffirming and challenging our brand promise to consumers includes ensuring that all our internal pricing and customer experience actions are consistent with the brand. Predictably, we have opportunities to improve. Pleasantly, we confirmed that we offer distinctive benefits that are truly valued by consumers, and greater opportunity to ensure we present our full story. With the assistance of new advertising and creative resources, we expect to advance quickly on closing identified gaps.

Retention   I have reported on retention activities and their importance for some time, and we have had some successes at improving internal processes and eliminating what last year I called “friendly fire.” That said, we have yet to make substantial progress in moving our retention measures and now realize additional root cause issues exist.
To quantify how we are doing on customer focus and retention efforts, we rolled out a companywide deployment of a “Net Promoter Score” in 2006. Underlying this concept is our belief that the strength of response to a single question, “How likely is it that you would recommend insurance from Progressive to a friend or colleague?,” can provide substantial amounts of information about those consumers who identify themselves as promoters, detractors or simply indifferent. A referral, or willingness to refer, speaks volumes about an individual’s attitude toward the company. When further sliced and diced to every possible consumer grouping, and correlated with the multitude of customer experiences we provide, this knowledge trumps the array of inconsistent and often annoying consumer surveys that preceded it. Moreover, it has created a companywide customer measure that has quickly taken on the importance of other key cultural imperatives. We no longer debate the academic pros and cons of internal and external survey data. Rather, we are committed to maximizing the benefits from this singular approach. From what we have seen so far, this is more than an interesting cosmetic measure; this is something that contributes to a marketing culture.
It is not an unfair characterization to suggest that Progressive’s culture and business practices, in part, reflect our beginnings and history as an acquirer of new customers with relatively short tenure. Transforming our focus to build on that acquisition culture and more effectively blend it with the necessary changes to retain customers for more of their insurable lives is proving to be more than just a subtle change. By our best estimates, Progressive has acquired more new customers per year than any auto insurer in recent years. Marketing to our existing customers, done well by many of our competitors, is an area of exponential internal attention, which in combination with our acquisition skill, provides for very exciting growth potential.
We believe we get many benefits by being a pure-play in auto insurance and have no plans to deviate from that course, but we are also aware of consumer needs for other products and the retention differences that come as a result of having multiple relationships with the same customer. During the year, we introduced a Progressive-underwritten Personal Umbrella product in our Agency Business and entered into a joint marketing relationship with Homesite Insurance Group for Agency and Direct business customers interested in a homeowners policy. The economic contribution of these ventures to date is far too small for comment, but both represent additional efforts to strengthen our ability to meet long-term customer needs.
Our Gainshare measure, highlighted last year as our way to calibrate the business gain made in any calendar year, for 2007 will reflect our internal emphasis on retention and the customer. The general construct remains the same, but two important tuning changes have been made. Growth, and our stated goal to profitably grow as fast as possible, will be calibrated for Gainshare in terms of number of policies rather than in just dollar terms—a simple change intended to reinforce the importance of every customer interaction. We will also begin to disaggregate new and renewal policy populations and focus on the growth of each, with a weighting between the two reflective of the importance of the cultural shift toward increased retention of current customers. The loss of a current customer replaced with a new customer, while a numerical offset, is not a brand or economic offset we are happy with.
In about the last 20-some years, Progressive has doubled in size five times—each doubling more challenging than the last. During 2006, we blueprinted the plan for our next doubling incorporating many of the issues touched on above. While we are cognizant of our size, market conditions and the strength of competition, we are confident a Progressive of twice our current size can be a very real outcome with quality execution on our challenges.
INVESTMENT AND CAPITAL MANAGEMENT
Our investment portfolio made a greater contribution to our results this year with a total return of 7.4%, up considerably from the 4.0% produced in 2005. Investment income was up a healthy 21% for the year. Our common stock portfolio generated a return of 16.3%, largely tracking the general market. We continued to maintain a high-quality, relatively short-duration fixed-income portfolio. As the market price for risk declined during the year, we further reduced our exposure, ending the year with a weighted average credit quality of AA+, up from AA at the end of 2005. Fixed-income returns were strong on an absolute basis at 5.9% and very strong for the level of risk assumed.
Early in the year, shareholders approved an authorization to increase the number of shares outstanding and the Board of Directors subsequently approved a 4:1 stock split, which was effective in May. Based on our long-standing and continuing position on capital management—to repurchase shares when our capital balances, view of the future and the stock’s price make it attractive—we repurchased 39.1 million shares during the year, or a little over 6% of the outstanding balance at the start of the year. The average repurchase price was just under $25, on a split-adjusted basis.
We ended the year in a very strong capital position, with no constraints on any business opportunities, and a debt-to-total capital ratio below 15%. Our capital strategy preference is to maximize operating leverage (i.e., ratio of net premiums written to statutory surplus), while maintaining relatively low financial leverage, and we continue to expend considerable effort to assess capital needs under a variety of operating and external contingencies. We believe we have opportunities to extend our operating leverage and will continue to manage our capital to that objective.
As part of our capital planning process, we announced last year that we would introduce a variable annual dividend based on our Gainshare factor. During 2006, we published the year-to-date Gainshare factor in our monthly reporting to provide shareholders some familiarity with the measure and its relative volatility. We closed the year with a factor of 1.18.
The Board of Directors has established that the 2007 variable dividend will be based on 20% of after-tax underwriting profit multiplied by the companywide Gainshare factor for 2007 and paid in early February 2008. Based on similar parameters and the 1.18 factor of 2006, if the dividend policy had been in effect for the year, the dividend would have been about $.39 per share. We will continue to publish the year-to-date Gainshare factor and full details of underwriting performance rather than provide any guidance on dividend expectations.
LOOKING FORWARD
Forward-looking statements and earnings guidance are not something anyone would associate with Progressive and we think for good reason. However, this letter to all shareholders serves as a good forum to tell our story as we see it—the results, the opportunities and, most importantly, the organization’s sense of optimism for the future.
We are continuously motivated by our aspiration of becoming Consumers’ #1 Choice for Auto Insurance throughout their insurable lives. While our growth in 2006 did not match our aspirations, the positive introspection that has resulted at all levels is exactly the attitude that is expected. Our Core Value of Excellence—continuously doing better than we have done before—is both demanding and a challenge that Progressive people love to embrace.
We tend to celebrate our successes quickly and then move on to our opportunities. As summarized in this report, we have several opportunity areas with tremendous upside potential. We enter 2007 with some exciting changes, an emphasis on capitalizing on claims strategies that have been developed over the past several years, a renewed focus on marketing and brand development, and an increased commitment to achieve meaningful progress toward the cultural shift necessary to make longer tenure for our customers possible and desirable.
Everything we have achieved is a result of the efforts of the nearly 28,000 Progressive people whom we sincerely thank for our business results and for continuing to make Progressive an environment where people enjoy working hard and are motivated to do their best work as well as an environment others want to join.
Equally important is our appreciation for the customers we are privileged to serve, the agents and brokers who choose to represent us and shareholders who support what we are doing.
/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer